245 Summer Street

Fidelity® Investments

Boston, MA 02210

December 2, 2024

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Securities Fund (the trust): File Nos. 002-93601 and 811-04118 Fidelity Blue Chip Value Fund Fidelity Dividend Growth Fund (the fund(s)) Post-Effective Amendment No. 167

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Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 167 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register new classes for the funds: Class A, Class C, Class M, Class I, and Class Z for Fidelity Blue Chip Value Fund and Fidelity Dividend Growth Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of February 10, 2025.  We request your comments by January 11, 2025.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller Renée Fuller Shareholder Reporting